May 21, 2024

VIA EDGAR

United Stated Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Re: Chatham Lodging Trust
Form 10-K for the year ended December 31, 2023
Filed February 27, 2024
Form 8-K
Filed February 27, 2024
File No. 001-34693

Ladies and Gentlemen:

Chatham Lodging Trust, a Maryland real estate investment trust (the “Company”), is transmitting for filing the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 15, 2024.

For convenience, the comment contained in your May 15, 2024 letter is reprinted below in italics and followed by the response of the Company.

Form 8-K filed February 27, 2024
General

1.In your earnings release, you disclose Q1 2024 Guidance for Adjusted EBITDA, Adjusted FFO, Adjusted FFO per diluted share, and Hotel EBITDA margins without providing a reconciliation to the most directly related GAAP measure. In future filings, please include such reconciliation or, alternatively, provide a statement that the information could not be presented without unreasonable effort. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 102.10(a) and 102.10(b) of the C&DIs for Non GAAP Financial Measures.

RESPONSE: The Company understands and appreciates the Staff’s comment. In future earnings releases, commencing with its earnings release for the quarter ending June 30, 2024, to the extent that the Company provides its guidance for non-GAAP financial measures, the Company will also provide corresponding reconciliations to the most directly related GAAP measures.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (561) 227-1372.

Sincerely,

/s/ Jeremy B. Wegner

Name:     Jeremy B. Wegner
Title:     Senior Vice President and Chief Financial Officer

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